EXHIBIT 99.1

New Code of Ethics approved by TIM Hellas Telecommunications S.A.’s board of directors on November 4, 2004.

TIM Hellas Telecommunications SA

CODE OF ETHICS OF THE GROUP
In agreement with the Code of Ethics of the Telecom Italia Group

Article 1 — Premise

–	Both internally and externally, the activity of the Telecom Italia Group is based on observance of the principles set out in this Code, the cornerstone of the Telecom Italia Group’s organizational model and system of internal control, in the belief that ethical business conduct is also a condition for a firm’s success.

–	Telecom Italia has accordingly adhered – and encourages all the companies in the Group to adhere to the United Nations Global Compact on human rights, the environment and labour standards.

–	The governing bodies of all Group companies, their managements and all those who work for them are required to observe this Code within the scope of their respective powers, functions and responsibilities.

Article 2 – Objectives and values

–	The primary objective of the companies belonging to the Telecom Italia Group is to create value for their shareholders while complying with the principles established in this Code. Industrial and financial strategies must be oriented to achieving this end, as must the consequent conduct of operations, based in turn on the efficient use of resources.

–	Group Companies

•	must be committed, as active and responsible members of the community, to observing the laws in force in the countries in which they operate and the ethical principles commonly accepted according to international standards in the conduct of business: transparency, correctness and fairness;

•	must reject and stigmatize recourse to illegal and improper conduct (vis-à-vis the community, public authorities, customers, workers, investors, suppliers and competitors) in order to achieve their business objectives, which they must pursue exclusively through the excellence of their products and services in terms of quality and cost-effectiveness, based on experience, customer care and innovation;

•	must adopt organizational solutions serving to prevent violations of the law and the principles of transparency, correctness and fairness by their employees and collaborators and take steps to ensure they are applied and complied with in practice;

•	must ensure, while safeguarding the competitive strengths of their businesses, that the market, investors and the public are fully informed about their actions;

TIM Hellas Telecommunications SA

•	must make every effort to promote fair competition, which they believe to be in their own interest and in that of all the other firms operating in the market, their customers and their stakeholders;

•	must pursue excellence and competition in the market and provide their customers with high quality products and services that meet their needs efficiently;

•	must be aware of the strategic importance of the services they provide for the well-being and growth of the communities in which they operate;

•	must protect their human resources and enhance their quality;

•	must use material resources responsibly, with a view to achieving sustainable growth that respects the environment and the rights of future generations.

Article 3 – Internal control system

–	An efficient and effective internal control system is a necessary condition for the conduct of business to conform with the rules and principles of this Code. All the persons to whom the Code is directed are therefore required to help ensure the system works properly.

–	Especially important aspects of the internal control system are the correct specification of duties and responsibilities, with a consistent allocation of operational powers, and the reliability of accounting and management data.

–	The collection, storage, processing, presentation and dissemination of accounting and management data according to the methods and time limits established by applicable laws and regulations and operational procedures shall be a priority objective for Group Companies. Primary responsibility for the pursuit of this objective – which requires the cooperation of all the persons to whom the Code is directed – shall lie with the Chief Executive Officer and the Chief Financial Officer and the heads of accounting and operational control in each Group Company.

Article 4 – Relations with stakeholders

4.1 Shareholders

     Group Companies are committed to ensuring equal treatment for all classes of shareholders and avoiding biased behaviour. The advantages that come from belonging to a group shall be pursued in accordance with applicable laws and regulations and without prejudice to the interest of each company in the profitability of its activities and the creation of value for its shareholders.

4.2 Customers

     The excellence of Group Companies’ products and services is founded on the attention paid to customers and the willingness to satisfy their requests. The ultimate aim must be to guarantee an immediate, capable and competent response to customers’ needs, in a correct, courteous and helpful way.

TIM Hellas Telecommunications SA

4.3 The community

–	Group Companies intend to contribute to the economic well-being and growth of the communities in which they operate by providing efficient and technologically advanced services.

–	Consistently with this objective and with their responsibilities towards the various stakeholders, Group Companies shall consider research and innovation as essential to their growth and success.

–	Compatibly with their nature of commercial enterprises and the consequent need for their operations to be economically efficient, in their choices Group Companies shall consider the social importance of telecommunications services and endeavour to meet the needs of the entire community, including the weakest members.

–	Aware of the importance of the services they provide and the consequent responsibility towards society, Group Companies shall maintain relations with public Authorities at the local, national and international levels based on full and active cooperation and transparency, in conformity with their respective roles and the economic objectives and the values set out in this Code.

–	Group Companies shall be well-disposed towards, and where appropriate, provide support for social, cultural and educational initiatives aimed at developing the person and improving living standards.

–	Group Companies shall not make contributions of any kind to political parties or trade unions or to their representatives or candidates, subject to applicable laws and regulations.

–	Group Companies believe in the desirability of sustainable growth at global level, in the interest of all today’s and tomorrow’s stakeholders. Their investment and operating choices must therefore always take into account the need to protect the environment and public health.

–	Group Companies shall take environmental issues into account in arriving at their decisions and – going beyond what is required by applicable laws and regulations where this is operationally and economically feasible – shall try to adopt eco-friendly technologies and methods of production, with the aim of reducing the impact of their activities on the environment.

4.4 Human resources

–	Group Companies must recognize the central role of human resources, in the belief that the principal factor in the success of every firm is the contribution made by those who work for it, in a context of fairness and mutual trust.

–	Group Companies must protect their employees’ safety and health at the workplace and in the conduct of their business consider respect for workers’ rights to be of fundamental importance. Personnel management within the Group must aim to ensure equal opportunity and to promote the development of each individual.

4.5 The market

–	Group companies must be aware of the importance of correct information about their activities for the market, investors and the community as a whole.

–	Subject to the need for confidentiality in running their businesses, Group Companies shall make transparency an objective in their dealings with all stakeholders. In particular, they shall disclose information to the market and investors in accordance with criteria of correctness, clarity and equal access.

TIM Hellas Telecommunications SA

–	The disclosure of information to third parties shall be governed – in accordance with applicable laws and regulations – by special internal procedures.

Article 5 – Transactions with related parties

     The activity of Group companies shall be based on the principles of correctness and transparency. To this end, transactions with related parties, including intra-group transactions, shall ensure substantial and procedural correctness, by complying with conduct of business rules for carrying out such transactions of which the market has been adequately informed.

Article 6 – Conduct of the persons to whom the Code is directed

–	The conduct and business relationships of the governing bodies of all Group Companies, their managements and all those who work for them shall be based on compliance with applicable laws and regulations, this Code and company procedures.

–	The persons to whom the Code is directed may not:

•	pursue their personal interest or the interest of third parties to the detriment of the interest of the company they work for;

•	improperly exploit, for personal interest or the interest of third parties, the name or reputation of the company they work for or of the Group or any information they acquire or business opportunities they learn of in the performance of their functions;

•	use company assets for purposes other than those for which they are intended.

–	The persons to whom the Code is directed shall refrain from activities (whether paid or not) and conduct incompatible with the obligations deriving from their relationship with the company they work for.

–	Employees (collaborators) of Group Companies are required to report any potential, direct or indirect, conflict of interest with respect to the company they work for to their immediate superiors (contact persons); reports shall also be made in doubtful cases.

–	The persons to whom the Code is directed shall ensure the confidentiality of any information they acquire in performing their functions. The handling of confidential information, with special reference to price-sensitive information, shall be governed – in accordance with applicable laws and regulations – by special internal procedures.

Article 7 – Compliance with the Code

–	Group Companies are committed to adopting the procedures, rules and instructions serving to ensure that the values embodied in the Code are reflected in the conduct of each company and in that of its employees and collaborators, with provision made, where appropriate and in accordance with applicable laws and regulations, for a system of sanctions for violations.

–	Employees must promptly inform the person in charge of internal control at the Company they work for, directly or via their immediate superior, of any:

TIM Hellas Telecommunications SA

•	violation or inducement to violate applicable laws and regulations, this Code or internal procedures;

•	irregularity or negligence in keeping accounting records, preserving the related documentation or fulfilling obligations with regard to financial or internal management reports.

–	The person in charge of internal control shall verify any such reports to establish the facts and take appropriate action, including proposals to punish the culprits where this is provided for and in accordance with the procedures laid down in applicable laws and regulations, collective bargaining agreements or contracts.

–	Persons who make a report in good faith shall not suffer any adverse consequences. Their names shall be kept confidential, except as provided for by law.

–	The Internal Control Committee and the Board of Statutory Auditors must be promptly informed of the reports received by the persons in charge of internal control and the consequent action taken.

Article 8 – Monitoring and revision of the Code

     The Code shall be reviewed annually and revised as necessary by Telecom Italia Mobile’s Board of Directors in the light of the recommendations of the Internal Control Committee and after hearing the opinion of the Board of Statutory Auditors, which may also submit proposals to the Board of Directors.